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            [Letterhead of Hull, Towill, Norman & Barrett, P.C.]


                              December 10, 1996






Merry Land & Investment Company, Inc.
P.O. Box 1417
Augusta, Georgia 30913

     RE: Public Offering of Series D Cumulative Redeemable Preferred Stock of Merry Land & Investment Company, Inc. (the "Offering")

Ladies and Gentlemen:

     We have acted as counsel to Merry Land & Investment Company, Inc. (the "Company") in connection with the referenced Offering with respect to the proposed sale of up to 1,000,000 shares of the Company's 8.29% Series D Cumulative Redeemable Preferred Stock, without par value, $50 Liquidation Preference (the "Series D Preferred Stock").

     We are familiar with the articles of incorporation, as amended, and by-laws of the Company, the Prospectus Supplement dated December 5, 1996 filed with Registration Statement #33-65067 (the "Prospectus Supplement"), and have examined such additional records and public documents as we have deemed necessary for the opinions hereinafter expressed.

     Based upon the foregoing, we are of the opinion that:

     1. The Company is a corporation duly organized, existing and in good standing under the laws of the State of Georgia.

     2. All proceedings necessary to authorize the offering of the Series D Preferred Stock have been taken.

     3. The Series D Preferred Stock has been duly authorized and, when sold and paid for in accordance with the Prospectus Supplement, will be validly issued, fully paid and nonassessable.

     We hereby consent to the filing of this opinion as an exhibit to the Form 8-K filed with respect to the Offering and reference to this opinion in the Prospectus Supplement.

                              Very truly yours,




                              HULL, TOWILL, NORMAN
                              & BARRETT, P.C.